Via Edgar

January 14, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tia Jenkins

Re:	Cott Corporation

Definitive Proxy Statement on Schedule 14A, Filed March 26, 2007

Form 10-Q for Fiscal Quarter Ended September 29, 2007, Filed November 8, 2007

File No. 000-31410

Dear Ms. Jenkins

Cott Corporation (the “Company”) is hereby responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in a letter dated December 28, 2007 relating to the above-referenced Definitive Proxy Statement on Schedule 14A filed March 26, 2007 (the “Proxy”) and the Quarterly Report on Form 10-Q of the Company for the quarter ended September 29, 2007 (the “Form 10-Q”). Set forth below are the comments of the staff (in italics) contained in the staff’s letter and immediately below each comment is the Company’s response with respect thereto.

Definitive Proxy Statement on Schedule 14A

Compensation of Executive Officers, page 12

1.	We have reviewed your Compensation Discussion and Analysis and believe that greater analysis is warranted. In future filings, please revise to provide a specific discussion of your executives’ actual compensation, analyzing each portion of their compensation and addressing why the company chose to pay the amounts it did. For example, on page 15, you indicate that “[t]he performance targets for the other named executive officers in fiscal 2006 were based on various metrics depending on the particular bonus pool applicable . . . “however, you do not address the actual target levels, nor do you explain how these targets correspond to the payments made. By means of illustration, you do not disclose the EBIT target used as part of your corporate bonus pool. We note other instances where performance targets, or pre-determined performance goals, have been referenced without being disclosed elsewhere in your discussion. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

In future filings containing a Compensation Discussion and Analysis pursuant to Item 402 of Regulation S-K, we will include a specific discussion of our executives’ actual compensation, including an analysis of each portion of their compensation, a discussion of why we chose to pay the amounts we did and disclosure of specific performance targets used to determine

Cott Corporation

5519 West Idlewild Avenue

Tampa, Florida 33634

incentive amounts. If we determine that the disclosure of specific targets would result in competitive harm to us, we will provide the disclosure required by Instruction 4 of Item 402(b), including a discussion of how difficult it will be for the Company or our executives to achieve the undisclosed performance targets.

Form 10-Q for Fiscal Quarter Ended September 29, 2007

Note 10 – Short-Term Borrowings, page 12

2.	We note the modification of your senior secured credit facilities on July 17, 2007, resulting in an adjustment to the total leverage ratio permissible from April 1, 2007 through September 30, 2007. In addition, we note the total leverage ratio reverts to the originally required ratio for the fourth quarter of 2007. Your disclosures indicate you expect to violate the total leverage ratio financial covenant at the conclusion of the fourth quarter of 2007. Addressing the relevant accounting literature, tell us in detail why you believe that the classification of your unsecured senior subordinated notes as long-term debt is appropriate at September 29, 2007. Refer to examples 1-5 in EITF 86-30.

Pursuant to EITF 86-30, “unless the facts and circumstances indicate otherwise, the borrower should classify the obligation as non-current, unless (a) a covenant violation has occurred at the balance sheet date or would have occurred absent a loan modification and (b) it is probable that the borrower will not be able to cure the default (comply with the covenant) at measurement dates that are within the next 12 months.”

Our unsecured senior notes due in 2011 have been in full compliance with all covenants contained in the indenture governing the notes since they were issued. No amendments or modifications have been made to the indenture governing our unsecured senior notes due in 2011. A covenant default in our senior secured credit facility is not a default under the indenture for our unsecured senior subordinated notes unless other indebtedness is accelerated prior to its express maturity or there is a failure to pay principal, interest or premiums on such other indebtedness after the expiration of the grace period provided in such other indebtedness. As at September 29, 2007 and December 29, 2007, these conditions of default did not exist with respect to any other indebtedness. Accordingly, considering the facts and circumstances, we believe the non-current classification of our unsecured senior notes is appropriate.

As discussed above, the future possibility of our senior secured lenders to obtain the right to accelerate payment is a potential future event that required the disclosure of the adverse consequences of a failure to satisfy future covenants of the senior secured credit facilities. As such, we provided that disclosure in Form 10-Q for the quarter ended September 29, 2007.

In future filings, we will amend our disclosure to clarify that the events of default in the unsecured senior notes due in 2011 related to other indebtedness arise only if there is a failure to pay principal, interest or premiums of such other indebtedness after the expiration of any applicable grace period, or there has been an acceleration in payment of other indebtedness in excess of a threshold amount.

We filed a Current Report on Form 8-K on January 8, 2008 that more particularly describes the amendment to the credit facility and other actions being taken by the Company.

Cott Corporation

5519 West Idlewild Avenue

Tampa, Florida 33634

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the required disclosure in the relevant filings,

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact either myself or Greg Leiter, our Corporate Controller, if you have any questions.

Sincerely,

/s/ Juan Figuereo
Juan Figuereo, Chief Financial Officer

cc:	Greg Leiter, Corporate Controller and Chief Accounting Officer
Matthew A. Kane, Jr., Vice President, General Counsel & Secretary

Cott Corporation

5519 West Idlewild Avenue

Tampa, Florida 33634